Exhibit 3.29

ARTICLES OF INCORPORATION

OF

UNLIMITED QUEST, INC.

I

The name of this corporation is UNLIMITED QUEST, INC.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation’s initial agent for service of process is LAURA S. TYSON, 1244 East Cypress, Redlands, California 92374.

IV

This corporation is authorized to issue only one class of shares of stock;. and the total number of shares which this corporation is authorized to issue is One Thousand (1,000).

DATED: November 13, 1984.

/s/ Laura S. Tyson
Laura S. Tyson

/s/ Sylvia S. McCann
Sylvia S. McCann